From the Desk of

Laurence J. Pino, Esquire

February 1, 2019

Via Edgar and E-mail

Ms. Jennifer Gowetski

Senior Counsel

Office of Real Estate & Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Mail Stop 3233

Re:	Tuscan Gardens Senior Living Communities, Inc.

Amendment No. 4 to

Draft Offering Statement on Form 1-A

Submitted December 19, 2018

CIK No. 0001746666

Dear Ms. Gowetski,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s non-public submission of Amendment No. 4 to its offering statement on Form 1-A, filed December 19, 2018 (“Offering Statement”). The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), specified in the Commission’s letter dated January 31, 2019; referencing where appropriate, the revisions made in Amendment No. 5 to the Form 1-A which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1)	Comment: We note your response to comment 1 of our letter dated December 17, 2018. We note the revised disclosure on pages 3 and 23. Please revise to remove references to the company’s reliance on an exemption and state, if true, that the company intends to conduct its operations so that neither the company, nor any of its subsidiaries, will meet the definition of investment company under Section 3(a)(1) of the Investment Company Act and, accordingly, neither the company nor any of its subsidiaries intend to register as an investment company under that Act.

P. O. Box 1511, Orlando, FL 32802 ▪ 189 S. Orange Avenue, Suite 1650, Orlando, FL 32801

Phone (407)425-7831 ▪ Fax (407)206-6565

www.PinoNicholsonLaw.com

Response: Taking into account the Staff’s comments, we have modified the referenced pages in the Offering Statement to remove references to the company’s reliance on an exemption and stated, that “the Company intends to conduct its operations so that neither the Company, nor any of its subsidiaries, will meet the definition of investment company under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”) and, accordingly, neither the Company nor any of its subsidiaries intend to register as an investment company under the Investment Company Act”.

I hope this response letter and the amendments to the above referenced Amendment No. 5 filing adequately address the issues raised in your comment letter dated January 31, 2019.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Laurence J. Pino, Esq., for the firm

PINO NICHOLSON PLLC